UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Advance America, Cash Advance Centers, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00739W 10 7

(CUSIP Number)

December 21, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739W 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel C. Breeden, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,485,912 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 12,485,912 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 924,779 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AAI/GDJ, III Trust dated the 21st day of April, 1998

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,633,629 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 4,633,629 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,633,629 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AAI/SPJ Trust dated the 21st day of April, 1998

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,633,629 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 4,633,629 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,633,629 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Advance America, Cash Advance Centers, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 135 North Church Street, Spartanburg, South Carolina 29306

Item 2.
	(a)	Name of Person Filing Daniel C. Breeden, Jr. (“Mr. Breeden”); AAI/GDJ, III Trust dated the 21st day of April, 1998 (“AAI/GDJ Trust”); AAI/SPJ Trust dated the 21st day of April, 1998 (“AAI/SPJ Trust”).
	(b)	Address of Principal Business Office or, if none, Residence Mr. Breeden, AAI/GDJ Trust, and AAI/SPJ Trust are all located at 961 E. Main Street, Spartanburg, South Carolina 29302
(c)

Citizenship
Mr. Breeden is a citizen of the United States of America;

AAI/GDJ Trust is a trust organized under the laws of the State of Florida;

AAI/SPJ Trust is a trust organized under the laws of the State of Florida.

	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 00739W 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

12,485,912 Shares

These shares include 4,633,629 shares owned by AAI/GDJ Trust, 4,633,629 shares owned by AAI/SPJ Trust, and 2,293,875 shares owned by the Susan Phifer Johnson Revocable Trust dated July 17, 2001 (the “Revocable Trust,” and together with AAI/GDJ Trust and AAI/SPJ Trust, the “Trusts”).  Mr. Breeden is the trustee of each of the Trusts and specifically disclaims beneficial ownership of the shares of common stock owned by each of the Trusts.

(b) Percent of class: 14.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 12,485,912 Shares
(ii) Shared power to vote or to direct the vote 0 Shares
(iii) Sole power to dispose or to direct the disposition of 12,485,912 Shares
(iv) Shared power to dispose or to direct the disposition of 0 Shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 for information that may be required by this Item 6.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  December 23, 2004

/s/ DANIEL C. BREEDEN, JR.
Daniel C. Breeden, Jr.

AAI/GDJ, III TRUST DATED THE
21ST DAY OF APRIL, 1998

By:	/s/ DANIEL C. BREEDEN, JR.
Daniel C. Breeden, Jr.
Trustee

AAI/SPJ TRUST DATED THE
21ST DAY OF APRIL, 1998

By:	/s/ DANIEL C. BREEDEN, JR.
Daniel C. Breeden, Jr.
Trustee

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of December 23, 2004, by and among Daniel C. Breeden, Jr.; AAI/GDJ, III Trust dated the 21st day of April, 1998; and AAI/SPJ Trust dated the 21st day of April, 1998.